Exhibit 99.1
Media Relations Contacts:
Ryan Young — Corporate Communications — +31 40 268 3627 — Veldhoven, NL
Lucas van Grinsven — Corporate Communications — +31 40 268 3949 — Veldhoven, NL
Investor Relations Contacts
Craig DeYoung — Investor Relations — +1 480 383 4005 — Tempe, Arizona, USA
Franki D’Hoore — Investor Relations — +31 40 268 6494 — Veldhoven, the Netherlands
ASML LOWERS CHIP MANUFACTURING COSTS WITH NEW TWINSCAN XT:1000
SAN FRANCISCO, California — SEMICON West 2007 — July 16, 2007 — ASML Holding NV (ASML) today announced a new KrF lithography system that significantly reduces operating costs for its customers. The ASML TWINSCAN™ XT:1000 scanner extends cost efficient KrF technology to resolutions that previously required more expensive ArF technology. Customers can realize savings of 30 percent or more per layer as a result of lower operating costs for KrF technology, particularly from cheaper lasers and lower materials cost such as KrF resists.
Today KrF systems account for about 35 percent of the total semiconductor lithography market (units). By introducing the XT:1000 ASML shows its commitment to cost-effective production systems. The XT:1000 provides benefits for both logic and memory manufacturers.
The XT:1000’s high numerical aperture (NA) of 0.93 can resolve 80-nanometer (nm) device features, far smaller than the 100-nm of today’s KrF systems. The XT:1000 also improves value for customers, with an increased throughput of 165 300-mm wafers per hour under volume manufacturing conditions while maintaining the same industry-leading 6-nm overlay as leading edge ArF systems.
“ASML understands that lithography needs to be cost-effective as well as technologically advanced,” said Martin van den Brink, executive vice president marketing and technology at ASML. “Our goal is to reduce our customers’ cost per wafer. The XT:1000 allows them to produce chips with less costly KrF tools, even as they shrink their devices.”
ASML expects to begin shipping the XT:1000 by mid 2008.
About KrF and ArF technologies
KrF and ArF refer to the types of laser light sources used to project circuit patterns onto a silicon wafer. The light from a KrF source has a wavelength of 248-nm, which ASML manipulates to print circuit features below 100-nm. The ArF light source has a 193-nm wavelength which is currently able to print features as small as 40-nm — a nanometer is one millionth of a millimeter. Chip makers use both types of systems in the production process of a single chip. A typical chip consists of up to 30 or 40 layers. ArF and KrF systems are used to image the critical layers (smallest features) and mid-critical layers (slightly larger features), respectively. Remaining (non-critical) features are imaged using an i-Line light source with a wavelength of 365-nm.

About ASML
ASML is the world’s leading provider of lithography systems for the semiconductor industry, manufacturing complex machines that are critical to the production of integrated circuits or chips. Headquartered in Veldhoven, the Netherlands, ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML. For more information, visit the web site www.asml.com